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                                                                    Exhibit 23.2


                         CONSENT OF INDEPENDENT AUDITORS


The Advisory Committee
The Gillette Company Savings Plan for Arrowpark Employees:


We consent to the incorporation by reference in registration statement No. 33-63707 on Form S-8 of The Gillette Company Savings Plan for Arrowpark Employees of our report dated May 15, 1998, relating to the statements of net assets available for plan benefits of The Gillette Company Savings Plan for Arrowpark Employees as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for each of the years in the two -year period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 11-K of The Gillette Company Savings Plan for Arrowpark Employees.






                                            /s/ KPMG Peat Marwick LLP


Boston, Massachusetts
June 24, 1997